Intersections Inc.
3901 Stonecroft Boulevard
Chantilly, Virginia 20151

BY EDGAR

October 2, 2012

Ms. Kathleen Collins
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Intersections Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed March 15, 2012
Forms 10-Q for Fiscal Quarters Ended March 31, 2012 and June 30, 2012
Filed May 10, 2012 and August 9, 2012, respectively
Forms 8-K filed March 20, 2012, May 15, 2012 and August 10, 2012
File No. 000-50580

Ladies and Gentlemen:

Reference is made to your letter dated September 27, 2012, addressed to John Scanlon, in which you reviewed and had certain comments to the above referenced filings made by Intersections Inc. (the "Company") with the Securities and Exchange Commission.

This letter confirms a telephonic discussion of September 28, 2012 between myself and Melissa Kindelan, Staff Accountant, pursuant to which the Company requested an extension of the response date to the above mentioned letter to October 25, 2012. We appreciate the staff's accommodation of our request.

If you should have any questions, please contact the undersigned directly at (703) 488-1744.

Very truly yours,

/s/ Madalyn Behneman

Madalyn Behneman
Senior Vice President and ChiefAccounting Officer